EXHIBIT 23.01



              CONSENT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS



The Board of Directors
Integrated Health Services, Inc.:

We consent to incorporation by reference in the registration statements on Forms S-3 or S-4 (Nos. 33-87890, 33-66126, 33-68302, 33-77380, 33-81378, 33-98764,
333-4053 and  333-12685) and on Forms S-8 (Nos.  33-44648,  33-44649,  33-44650,
33-44651,   33-44653,  33-53912,  33-53914,  33-53916,  33-86684,  33-97190  and
333-1432) of Integrated Health Services, Inc. of our report dated October 17, 1996, relating to the consolidated balance sheets of First American Health Care of Georgia, Inc. and Subsidiaries as of December 31, 1995 and 1994, and the related consolidated statements of earnings, stockholders' deficit and cash flows for each of the years in the three-year period ended December 31, 1995, which report appears in the Form 8-K/A of Integrated Health Services, Inc. dated October 17, 1996.

Our report contains an explanatory paragraph that states that the Company filed a petition for bankruptcy under Chapter 11 of the U.S. Bankruptcy Code in February 1996 and its plan of reorganization was confirmed in October 1996. Such plan included the merger of the Company with Integrated Health Services, Inc., which occurred on October 17, 1996, the settlement of Department of Justice fines in the amount of $20 million, and the settlement with the Health Care Financing Administration (HCFA) of Medicare reimbursement claims which had been disputed claims under the bankruptcy proceedings. The settlement agreement with HCFA provides for a fixed payment of $95 million and contingent payments of up to $140 million which, if certain future contingencies are met, will be payable from 2000 through 2004. The Company has recorded an obligation for the fixed payment and an estimate of $45 million for certain of the contingent payments. The ultimate outcome of this matter cannot presently be determined.


                                                  KPMG Peat Marwick LLP


Baltimore, Maryland
November 25, 1996